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SEC[...]  [...]MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 9 2012

SEC FILE NUMBER

8- 15517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/11____ AND ENDING ____12/31/11____
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____51 Madison Avenue____
(No. and Street)

____New York____   ____NY____   ____10010____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Joseph O'Neill____   ____212-576-4574____
                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____PricewaterhouseCoopers LLP____
(Name – if individual, state last, first, middle name)

____300 Madison Avenue____	____New York____	____NY____	____10017____
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Joseph O'Neill_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____NYLIFE Securities LLC_____ , as

of _____December 31,_____ , 2011, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Notary Public

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Member's Equity.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2011



NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2011

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2011



pwc

Report of Independent Auditors

To the Board of Managers and
Member of NYLIFE Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 5 to the statement of financial condition, the Company has significant transactions with New York Life Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 15,240,703
Receivable from NYLIFE Distributors LLC	1,760,434
Receivable from Eagle Strategies LLC	16,449
Commissions receivable	3,490,286
Fee income receivable	582,230
Other receivables	98,702
Prepaid expenses	1,548,543
Federal income taxes receivable from New York Life Insurance Company	1,340,125
Fixed assets, net of accumulated depreciation of $5,677,318	536,467
Deferred tax asset	494,041
Total assets	$ 25,107,980

Liabilities and Member's Equity

Payable to New York Life Insurance Company	$ 6,439,377
Accrued commission expense	3,196,771
Accrued litigation expense	240,216
Other accrued liabilities	67,551
Total liabilities	9,943,915
Total member's equity	15,164,065
Total liabilities and member's equity	$ 25,107,980

The accompanying notes are an integral part of these financial statements.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

1. Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company also conducts business as a licensed insurance agency.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a nonaffiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

Under various contractual agreements with unrelated insurance carriers, the Company receives commissions from the insurance carriers for sales of variable annuity, variable life and group annuity products, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through the Company's nonaffiliated clearing broker in connection with Eagle's investment advisory programs.

Under various contractual agreements with unaffiliated product providers, the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions are paid directly to the agents by the product providers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

Securities transactions are recorded on trade date.

Cash and Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2011, such short term investments carried at fair value on the Statement of Financial Condition totaled $14,892,953. Cash equivalents carried at fair value are discussed in Note 3 - Fair Value Measurement.

Fixed Assets and Leasehold Improvements
Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

Income Taxes
Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the rollforward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about the level of disaggregation of asset classes and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the effective portions of this guidance on January 1, 2010. The required disclosures are provided in Note 3 - Fair Value Measurement.

In May 2011, the FASB issued updated guidance regarding the fair value measurements and disclosure requirements. The updated guidance clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. This new guidance is effective for the first interim or annual reporting period beginning after December 15, 2011 and should be applied prospectively. The Company will adopt this guidance effective January 1, 2012 and is currently evaluating the impact of this guidance on its financial statements.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

3. Fair Value Measurement

The authoritative guidance related to fair value measurements and disclosures defines fair value and establishes a framework for measuring fair value that includes a three level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized into the three levels of the fair value hierarchy based on the inputs to the valuation as follows:

Level 1   Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2   Fair value is based on observable inputs, other than level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3   Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The Company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2011, there were no transfers between levels.

Determination of Fair Values
The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash Equivalents
Cash equivalents carried at fair value consist of commercial paper. Commercial papers fair value is based on observable inputs and is classified as level 2 within the fair value hierarchy.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

4. Fixed Assets

Fixed assets are comprised of the following:

	Cost at December 31, 2011	Accumulated depreciation at December 31, 2011	Net book value at December 31, 2011
Computers and communication equipment	$ 914,867	$ (881,160)	$ 33,707
Computer software	1,165,328	(907,758)	257,570
Furniture and fixtures	1,372,299	(1,300,278)	72,021
Leasehold improvements	2,761,291	(2,588,122)	173,169
	$ 6,213,785	$ (5,677,318)	$ 536,467

5. Related Parties Transactions

Commissions receivable, fee income receivable and accrued commission expense on the Statement of Financial Condition includes $714,946, $96,231 and $1,216,959, respectively, of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company. The services include personnel, office space, other services, and administrative.

The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or charged by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

6. Credit Risk

The Company introduces all of its securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

7. **Income Taxes**

    The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately; minimum taxes are paid to state and local jurisdictions.

    At December 31, 2011, the Company has a deferred tax asset of $494,041 attributable to the following temporary differences between the financial reporting and the tax basis of assets:

Deferred tax assets		
Accrued expenses	$	16,547
Depreciation		477,494
Deferred tax asset	$	494,041

    The Company is reimbursed for its deferred tax assets on an annual basis to the extent they are utilized in the group's consolidated tax return through a tax allocation agreement with its parent. Due to this intercompany agreement, a valuation allowance against the Company's other deferred tax assets is not considered necessary because it is more likely than not that those deferred tax assets will be realized.

    The Company does not have any federal net operating loss carryforwards as they were fully utilized in the group's consolidated tax return. The Company did not have any uncertain tax positions for the year ended December 31, 2011.

8. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2011, the Company had net capital, as defined under such rules, of $8,176,651 which was $7,926,651 in excess of its required net capital of $250,000.

9. **Contingencies**

    In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Notes to Statement of Financial Condition
December 31, 2011

10.   **Subsequent Events**

As of February 27, 2012 there have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying financial statement that would have a material effect on the financial condition of the Company.



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